

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2022

Lawrence Sun
Secretary Assistant
ENTREPRENEUR UNIVERSE BRIGHT GROUP
Suite 907, Saigo City Paza Building 2
No. 170, Weiyand Road
Xi'an, China

> **Re: ENTREPRENEUR UNIVERSE BRIGHT GROUP**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed December 10, 2021**
> **File No. 000-56305**

Dear Mr. Sun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10 filed December 10, 2021

Explanatory Note, page ii

1. We note your response to comment 1. Please expand the disclosure to address the consequences to you and your investors if you inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

2. Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your

auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Item 1. Business
Corporate Structure, page 2

3. We note your revised disclosure in response to comment 2. With respect to each separate risk you discuss here and that were identified in comment 2 and comment 7 from our September 21, 2021 letter, please provide separate cross-references to each individual risk factor that discusses each risk in greater detail. Please also disclose here that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Item 1A. Risk Factors
Our PRC subsidiary failed to deposit adequate contributions to the housing fund, page 39

4. We note your disclosure in response to comment 5, specifically that "As of the date of this submission, the total accumulated amount of the Group's unpaid housing fund is approximately US $25,000." Please revise to clarify the entity referred to by the term "the Group's."

The audit report included in this Amendment is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, page 46

5. Expand your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Item 6. Executive Compensation, page 63

6. Please revise to include disclosure for the fiscal year ended December 31, 2021.

Exhibit 23.2

7.   Please revise to include counsel's consent to be named in the Risk Factors section of the filing, as well.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services